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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41408

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Growth Equities, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bush Street, Suite 1700

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doris Beegen **(415) 274-6800**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

MAR 02 2009

Washington, DC 106

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **Doris Beegen**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Pacific Growth Equities, LLC**, as of **December 31, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Doris Beegen
Signature

CFO
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 27 day of Feb. 2009

Leah M. Rescate
Notary Public

LEAH M. RESCATE
Commission # 1632250
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC GROWTH EQUITIES, LLC AND
SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION

DECEMBER 31, 2008

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

Board of Managers
Pacific Growth Equities, LLC and Subsidiary

We have audited the accompanying consolidated statement of financial condition of Pacific Growth Equities, LLC and Subsidiary (the "Company") as of December 31, 2008. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Pacific Growth Equities, LLC and Subsidiary as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As disclosed in Note 1, Pacific Growth Equities Holdings, LLC ("Holdings") sold substantially all its fixed assets to Wedbush, Morgan Securities, Inc. in January 2009. Upon closing of this asset sale, the Company will completely withdraw from any broker-dealer and investment banking activities and distribute all its assets, which will mainly consist of cash, to Holdings. Holdings in turn intends to wind down activities in an orderly fashion and distribute all assets, which will also mainly consist of cash, to its members.

Harb, Levy & Weiland LLP

San Francisco, California
February 26, 2009

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

PACIFIC GROWTH EQUITIES, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2008

Assets	
Cash, including money market accounts of $2,625,707	$ 2,938,693
Receivable from clearing brokers	8,878,899
Receivable from underwritings	266,750
Property, net	1,529,215
Other assets	1,137,459
Total assets	$ 14,751,016
Liabilities and Member's Equity	
Accounts payable and accrued expenses	$ 4,451,391
Member distributions payable	53,734
Total liabilities	4,505,125
Member's equity	10,245,891
Total liabilities and member's equity	$ 14,751,016

See Accompanying Notes to Consolidated Statement of Financial Condition

1. Business and Summary of Significant Accounting Policies

Business

Pacific Growth Equities, LLC (the "Company") is a Delaware corporation formed on November 14, 2002. The Company is a wholly-owned subsidiary of Pacific Growth Holdings, LLC ("Holdings").

The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker dealer and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is subject to various governmental rules and regulations including the Net Capital Rule set forth in Rule 15c3-1 of the Securities Exchange Act of 1934.

In January 2009, Holdings entered into an agreement with Wedbush, Morgan Securities, Inc. (Wedbush) to sell substantially all of its fixed assets. On that date, Wedbush also became financially responsible for all of the Company's activities. Holdings will receive from Wedbush payment for all expenses that occur or are attributable to activities that take place after January 11, 2009 and will submit to Wedbush all proceeds and revenues from any business activities that occur or are attributable to activities after January 11, 2009. Upon closing of this asset sale, the Company will completely withdraw from any broker-dealer and investment banking activities and distribute all its assets, which will mainly consist of cash, to Holdings. Holdings in turn intends to wind down activities in an orderly fashion and distribute all assets, which will also mainly consist of cash, to its members.

Basis of Presentation

The consolidated statement of financial condition include the accounts of Pacific Growth Equities, LLC and its subsidiary, Pacific Growth Equities UK, LLP ("PGUK"). PGUK was formed during 2006 and is a limited liability partnership registered in the United Kingdom. PGUK had not commenced operations at December 31, 2008. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Depreciation and Amortization

Property is stated at cost and is being depreciated by the straight-line method over five years for computer equipment, seven years for office furniture and equipment, and the ten-year lease term for leasehold improvements.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date basis.

1. Business and Summary of Significant Accounting Policies (continued)

Federal and State Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in the member's income tax returns.

Financial Accounting Standards Board ("FASB") Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN48"), establishes new guidance on recognition and measurement of certain tax positions for financial reporting purposes. The Company has elected to defer application of FIN48 until 2009 pursuant to FASB Staff Position 48-3. The Company believes it has no tax positions that would be subject to recognition or measurement under FIN48 and does not expect application of FIN48 to have a material impact on the consolidated statement of financial condition.

Use of Estimates

The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America that require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated statement of financial condition and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange.

2. Receivable From Clearing Brokers

The receivable from clearing brokers consists of cash deposits in the Company's trading account of $8,836,227 (trade-date basis) and a net amount due from the brokers of $42,672, primarily for commissions. Withdrawal of cash deposits may be restricted from time-to-time due to unsettled trades or short stock sales. In the normal course of business, the balance in the trading account reflects net amounts due to or from the clearing broker.

3. Property, net

Net property includes the following:

Computer and office equipment	$ 516,562
Office furniture	455,188
Leasehold improvements	2,529,540
	3,501,290
Accumulated depreciation and amortization	(1,972,075)
Property, net	$ 1,529,215

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $6,645,835, which was $5,645,835 in excess of its required net capital of $1,000,000. The Company's aggregate indebtedness to net capital ratio was 0.68 to 1.

As of December 31, 2008, PGUK did not have any assets and capital balance and hence is not included in the Company's net capital computations.

5. Commitments and Contingencies

The Company rents its office premises under lease agreements that expire in 2013. The lease agreements provide for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses. Future minimum lease payments under these leases are as follows:

Year Ending December 31	
2009	$ 1,925,000
2010	2,045,000
2011	2,045,000
2012	2,045,000
2013	1,875,000
Total	$ 9,935,000

5. Commitments and Contingencies (continued)

In the ordinary course of business, the Company has been named as a defendant or co-defendant in lawsuits. The Company will vigorously defend itself against these lawsuits. Outside counsel has advised the Company that, at this stage of the proceedings, they cannot offer an opinion as to the outcome of the lawsuits.

6. Sublease Agreement

The Company has subleased a portion of its office space to a tenant through 2013. The sublease agreement provides for a monthly base rent plus a pro rata share of the increase in certain common building operating expenses.

Future minimum lease receipts under this sublease agreement are as follows:

Year Ending December 31	
2009	$ 631,000
2010	640,000
2011	682,000
2012	682,000
2013	625,000
Total	$ 3,260,000

7. Financial Instruments With Off-Balance Sheet Risk and Credit Risk

The Company maintains its cash in bank deposit and money market accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash accounts.

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its clearing brokers, as well as with other brokers, dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the issuer of the instrument. The Company seeks to control its risk by following an established credit approval process and monitoring credit limits.

8. Benefit Plan

The Company had a profit-sharing plan covering substantially all of its employees and members of Holdings completing one year of service. The plan was terminated on December 29, 2008 and the plan administrator is in the process of distributing each beneficiary's balance under the plan.

9. Restricted Cash

The terms of the Company's office lease require the Company to maintain a letter of credit for the benefit of the lessor. The letter of credit is secured by a separate money market account; the balance in the account must be maintained at certain levels and withdrawals are restricted to payments to the landlord. The balance in the account at the end of the year was $630,988 and is included in the cash balance on the consolidated statement of financial condition.

10. Insurance Coverage

Cash held by the custodian brokers are insured by the Securities Investor Protection Corporation and by supplemental insurance provided by the brokers. Such insurance protects against loss due to failure of the brokers. Management does not believe the Company is exposed to undue risk of loss thereon.

11. Related Party Transactions

In 2008 the Company executed and cleared securities transactions for an affiliated entity, Pacific Growth Equity Management, LLC. The Company paid certain expenses on behalf of this entity and other affiliates during 2008. During 2008 the Company forgave $963,691 in receivables from the affiliated entities.